                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

INTERIM RESULTS:

     Attached is the registrant's unaudited semi-annual consolidated financial information, prepared on the basis of accounting principles generally accepted in the United States.

     This interim information corresponds to a significant part of the registrant's semi-annual report which the registrant filed on December 19, 2003 with the Ministry of Finance of Japan and each stock exchange in Japan on which securities of the registrant are listed. This semi-annual report was filed pursuant to the Securities and Exchange Law of Japan and includes, inter alia, consolidated financial information of the registrant for the first half of the fiscal year ending March 31, 2004. Most of the contents of the report have already been reported by the registrant in its press release dated November 11, 2003, a copy of which was filed under cover of Form 6-K on November 12, 2003 by the registrant.

     We have made forward-looking statements in this Form 6-K, all of which are subject to risks and uncertainties. These forward-looking statements contain information concerning possible or assumed business performance or achievement. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause the actual performance or achievement to differ materially from those set forth in the attachment are identified in NTT's various filings with the Unites States Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

     No assurance can be given that the actual results will not vary significantly from projected results.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION



                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: December 19, 2003

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                                     Millions of
                                                                                                     U.S. dollars
                                                                       Millions of yen                 (Note 2)
                                                            -------------------------------------    ------------
                                                                 March 31,         September 30,     September 30,
                                                                   2003                 2003             2003
-----------------------------------------------------------------------------------------------------------------
 ASSETS
 Current assets:
    Cash and cash equivalents                               (Yen) 1,313,066       (Yen) 1,461,462    $     13,166
    Notes and accounts receivable, trade                          1,773,812             1,633,092          14,713
    Allowance for doubtful accounts                                 (41,981)              (42,826)           (386)
    Inventories                                                     179,072               310,704           2,799
    Prepaid expenses and other current assets                       494,096               445,517           4,014
    Deferred income taxes (Note 6)                                  231,611               245,937           2,216
-----------------------------------------------------------------------------------------------------------------
              Total current assets                                3,949,676             4,053,886          36,522
-----------------------------------------------------------------------------------------------------------------

 Property, plant and equipment:
    Telecommunications equipment                                 13,697,334            13,859,280         124,858
    Telecommunications service lines                             12,302,142            12,447,071         112,136
    Buildings and structures                                      5,497,800             5,505,878          49,603
    Machinery, vessels and tools                                  1,982,720             1,974,037          17,784
    Land                                                            829,437               832,311           7,498
    Construction in progress                                        374,499               363,179           3,272
-----------------------------------------------------------------------------------------------------------------
                                                                 34,683,932            34,981,756         315,151
    Accumulated depreciation                                    (23,626,024)          (24,140,227)       (217,480)
-----------------------------------------------------------------------------------------------------------------
                                                                 11,057,908            10,841,529          97,671
-----------------------------------------------------------------------------------------------------------------

 Investments and other assets:
    Investments in affiliated companies (Notes 3 and 12)            448,809               475,439           4,283
    Marketable securities and other investments (Note 4)            195,959               194,787           1,755
    Goodwill, net (Note 5)                                          204,062               199,268           1,795
    Other intangibles, net (Note 5)                               1,369,604             1,279,700          11,529
    Other assets                                                    607,162               635,505           5,725
    Deferred income taxes (Note 6)                                1,950,420             1,868,802          16,836
-----------------------------------------------------------------------------------------------------------------
                                                                  4,776,016             4,653,501          41,923
-----------------------------------------------------------------------------------------------------------------

                                                            (Yen)19,783,600       (Yen)19,548,916    $    176,116
=================================================================================================================

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                                     Millions of
                                                                                                     U.S. dollars
                                                                       Millions of yen                (Note 2)
                                                          ---------------------------------------   -------------
                                                               March 31,            September 30,   September 30,
                                                                 2003                   2003            2003
-----------------------------------------------------------------------------------------------------------------
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
    Short-term borrowings                                 (Yen)   411,891         (Yen)   243,097    $      2,190
    Current portion of long-term debt                             821,469               1,021,761           9,205
    Accounts payable, trade                                     1,359,527               1,042,061           9,388
    Accrued payroll                                               570,399                 400,991           3,613
    Accrued interest                                               23,879                  23,034             208
    Accrued taxes on income                                       211,607                 281,284           2,534
    Accrued consumption tax                                        78,886                  59,641             537
    Advances received                                              62,383                  49,123             443
    Other (Note 6)                                                226,350                 245,180           2,208
-----------------------------------------------------------------------------------------------------------------
              Total current liabilities                         3,766,391               3,366,172          30,326
-----------------------------------------------------------------------------------------------------------------

  Long-term liabilities:
    Long-term debt                                              5,457,322               5,152,294          46,417
    Obligations under capital leases                              309,132                 295,993           2,667
    Liabilities for employees' severance payments               2,506,535               2,545,053          22,928
    Other (Note 6)                                                580,316                 561,983           5,063
-----------------------------------------------------------------------------------------------------------------
                                                                8,853,305               8,555,323          77,075
-----------------------------------------------------------------------------------------------------------------

 Minority interest in consolidated subsidiaries                 1,526,309               1,612,291          14,525
-----------------------------------------------------------------------------------------------------------------

 Shareholders' equity:
    Common stock, no par value -
       Authorized - 62,120,445 shares
       Issued and outstanding -
         15,932,445 shares in March 31, 2003
         15,932,445 shares in September 30, 2003                  937,950                 937,950           8,450
    Additional paid-in capital                                  2,669,736               2,672,833          24,079
    Retained earnings                                           2,246,996               2,590,738          23,340
    Accumulated other comprehensive income (loss)                (217,083)               (186,225)         (1,678)
    Treasury stock, at cost -                                          (4)                   (166)             (1)
-----------------------------------------------------------------------------------------------------------------
                                                                5,637,595               6,015,130          54,190
-----------------------------------------------------------------------------------------------------------------
 Contingent liabilities (Note 11)
-----------------------------------------------------------------------------------------------------------------

                                                          (Yen)19,783,600         (Yen)19,548,916    $    176,116
=================================================================================================================

                                                                                                     U.S. dollars
                                                                            Yen                        (Note 2)
                                                          ---------------------------------------   -------------
                                                               March 31,            September 30,   September 30,
                                                                 2003                    2003           2003
-----------------------------------------------------------------------------------------------------------------
 Per share of common stock (Note 13):

 Net assets                                               (Yen)353,848.88         (Yen)377,547.66    $   3,401.33
=================================================================================================================

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                       SIX-MONTH PERIOD ENDED SEPTEMBER 30

                                                                                                        Millions of
                                                                                                        U.S. dollars
                                                                          Millions of yen                 (Note 2)
                                                                 -----------------------------------   ---------------
                                                                      2002               2003               2003
----------------------------------------------------------------------------------------------------------------------
 Operating revenues:
    Voice transmission services:                                 (Yen)3,381,482    (Yen) 3,290,565            $29,644
      Fixed communications                                            1,692,561          1,597,080             14,388
      Mobile communications                                           1,688,921          1,693,485             15,256
    Data transmission services                                          601,782            742,082              6,685
    Leased circuit                                                      238,373            221,629              1,997
    Sale of telecommunication equipment                                 313,587            345,396              3,112
    System integration                                                  351,276            348,412              3,139
    Miscellaneous                                                       480,991            464,340              4,183
----------------------------------------------------------------------------------------------------------------------
                                                                      5,367,491          5,412,424             48,760
----------------------------------------------------------------------------------------------------------------------
 Operating expenses (Note 8):
    Personnel                                                         1,028,749          1,065,816              9,602
    Cost of services and equipment sold, and selling,
     general and administrative expenses
     (exclusive of personnel expenses above)                          2,062,676          2,217,029             19,973
    Depreciation, amortization and loss on disposal of property,
      plant and equipment                                             1,284,159          1,164,794             10,494
    Write-down of goodwill and other intangible assets (Note 5)          36,941                  -                  -
    Other                                                               131,715            128,140              1,154
----------------------------------------------------------------------------------------------------------------------
                                                                      4,544,240          4,575,779             41,223
----------------------------------------------------------------------------------------------------------------------
 Operating income                                                       823,251            836,645              7,537
----------------------------------------------------------------------------------------------------------------------
 Other expenses (income):
    Interest and amortization of bond discounts and issue costs          65,701             59,298                534
    Interest income                                                     (10,477)           (12,545)              (113)
    Gains on sales of subsidiary stock (Note 9)                               -            (49,269)              (444)
    Other, net                                                           (1,261)            (3,501)               (31)
----------------------------------------------------------------------------------------------------------------------
                                                                         53,963             (6,017)               (54)
----------------------------------------------------------------------------------------------------------------------
 Income (loss) before income taxes                                      769,288            842,662              7,591
----------------------------------------------------------------------------------------------------------------------
 Income tax expense (benefit):
    Current                                                             344,518            278,765              2,511
    Deferred                                                             24,744             44,806                404
----------------------------------------------------------------------------------------------------------------------
                                                                        369,262            323,571              2,915
----------------------------------------------------------------------------------------------------------------------
 Income (loss) before minority interest, equity in earnings
   (losses) of affiliated companies and cumulative effect of
   accounting changes                                                   400,026            519,091              4,676
 Minority interest in consolidated subsidiaries                         (34,117)          (134,689)            (1,213)
 Equity in earnings (losses) of affiliated companies
   (including write-down of (Yen)307,766 million, net of income
   taxes, in an affiliate in 2002) (Note 3)                            (309,873)              (829)                (7)
----------------------------------------------------------------------------------------------------------------------
 Income (loss) before cumulative effect of accounting changes            56,036            383,573              3,456
 Cumulative effect of accounting changes
  (net of income taxes of (Yen)25,852 million and net of
  minority interest of (Yen)12,836 million in 2002)(Note 1)             (22,880)                 -                  -
----------------------------------------------------------------------------------------------------------------------
 Net income (loss) (Note 6)                                      (Yen)   33,156     (Yen)  383,573             $3,456
======================================================================================================================

                                                                                                        U.S. dollars
                                                                                Yen                       (Note 2)
                                                                 -----------------------------------   ---------------
                                                                      2002               2003               2003
----------------------------------------------------------------------------------------------------------------------
 Per share of common stock (Note 13):
 Income (loss) before cumulative effect of accounting
  changes                                                        (Yen) 3,473.11    (Yen)24,075.17           $216.89
 Cumulative effect of accounting changes                              (1,418.10)                -                 -
 Net income (loss)                                                     2,055.01         24,075.17            216.89
 Cash dividends                                                  (Yen) 2,500.00    (Yen) 2,500.00           $ 22.52
======================================================================================================================

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

                       SIX-MONTH PERIOD ENDED SEPTEMBER 30

                                                                                                    Millions of
                                                                                                    U.S. dollars
                                                                     Millions of yen                  (Note 2)
                                                           -------------------------------------  -----------------
                                                                 2002                2003               2003
-------------------------------------------------------------------------------------------------------------------
 Common stock:
    At beginning of period                                  (Yen)  937,950      (Yen)  937,950             $8,450
-------------------------------------------------------------------------------------------------------------------
    At end of period                                               937,950             937,950              8,450
-------------------------------------------------------------------------------------------------------------------

 Additional paid-in capital:
    At beginning of period                                       2,669,736           2,669,736             24,051
    Increase in additional paid-in capital of an
      affiliate                                                          -               3,097                 28
-------------------------------------------------------------------------------------------------------------------
    At end of period                                             2,669,736           2,672,833             24,079
-------------------------------------------------------------------------------------------------------------------

 Retained earnings:
    At beginning of period                                       2,181,491           2,246,996             20,243
    Appropriations -
       Cash dividends                                              (40,336)            (39,831)              (359)
    Net income (loss)                                               33,156             383,573              3,456
-------------------------------------------------------------------------------------------------------------------
    At end of period                                             2,174,311           2,590,738             23,340
-------------------------------------------------------------------------------------------------------------------

 Accumulated other comprehensive income (loss):
    At beginning of period                                          75,974            (217,083)            (1,956)
    Other comprehensive income (loss)                              (14,524)             30,858                278
-------------------------------------------------------------------------------------------------------------------
    At end of period                                                61,450            (186,225)            (1,678)
-------------------------------------------------------------------------------------------------------------------

 Treasury stock, at cost:
    At beginning of period                                             (99)                 (4)                (0)
    Net change in treasury stock                                      (190)               (162)                (1)
-------------------------------------------------------------------------------------------------------------------
    At end of period                                                  (289)               (166)                (1)
-------------------------------------------------------------------------------------------------------------------

 Shareholders' equity at end of period                      (Yen)5,843,158      (Yen)6,015,130            $54,190
===================================================================================================================

 Summary of total comprehensive income (loss):
    Net income (loss)                                       (Yen)   33,156      (Yen)  383,573            $ 3,456
    Other comprehensive income (loss)                              (14,524)             30,858                278
-------------------------------------------------------------------------------------------------------------------

 Comprehensive income (loss)                                (Yen)   18,632      (Yen)  414,431            $ 3,734
===================================================================================================================

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                       SIX-MONTH PERIOD ENDED SEPTEMBER 30

                                                                                                                       Millions of
                                                                                                                       U.S. dollars
                                                                                          Millions of yen                (Note 2)
                                                                                ----------------------------------    --------------
                                                                                      2002               2003              2003
------------------------------------------------------------------------------------------------------------------------------------
 Cash flows from operating activities:
    Net income (loss) (Note 6)                                                  (Yen)    33,156      (Yen) 383,573         $ 3,456
    Adjustments to reconcile net income (loss) to net cash
     provided by operating activities -
       Depreciation and amortization                                                  1,201,822          1,096,041           9,874
       Deferred taxes                                                                    24,744             44,806             404
       Minority interest in consolidated subsidiaries                                    34,117            134,689           1,213
       Cumulative effect of accounting changes (Note 1)                                  22,880                  -               -
       Write-down of goodwill and other intangible assets (Note 5)                       36,941                  -               -
       Loss on disposal of property, plant and equipment                                 65,102             55,055             496
       Gains on sales of subsidiary stock (Note 9)                                            -            (49,269)           (444)
       Equity in (earnings) losses of affiliated companies (Note 3)                     309,873                829               7
       (Increase) decrease in notes and accounts receivable, trade                      562,841            210,727           1,899
       (Increase) decrease in inventories                                               (84,928)          (130,284)         (1,174)
       (Increase) decrease in other current assets                                       17,771             69,998             631
       Increase (decrease) in accounts payable, trade and accrued payroll              (588,089)          (410,439)         (3,698)
       Increase (decrease) in accrued consumption tax                                   (30,184)           (18,887)           (170)
       Increase (decrease) in accrued interest                                           (3,334)              (828)             (7)
       Increase (decrease) in advances received                                          18,579            (15,920)           (143)
       Increase (decrease) in accrued taxes on income                                     5,336             70,050             631
       Increase (decrease) in other current liabilities                                  77,705              6,298              57
       Increase (decrease) in liabilities for employees' severance payments,
         net of deferred pension costs                                               (1,132,759)            51,864             467
       Increase (decrease) in other long-term liabilities                                (2,021)           (28,485)           (257)
       Other                                                                             34,312             34,554             311
------------------------------------------------------------------------------------------------------------------------------------

         Net cash provided by operating activities                                      603,864          1,504,372          13,553
------------------------------------------------------------------------------------------------------------------------------------

 Cash flows from investing activities:
    Payments for property, plant and equipment                                         (960,602)          (850,509)         (7,662)
    Proceeds from sale of property, plant and equipment                                  31,492             34,206             308
    Payments for purchase of investments                                                (17,871)           (22,485)           (203)
    Proceeds from sale of marketable equity securities and other investments
       (Note 4)                                                                          14,909             10,303              93
    Acquisition of intangible and other assets                                         (135,972)          (163,879)         (1,476)
------------------------------------------------------------------------------------------------------------------------------------

         Net cash used in investing activities                                  (Yen)(1,068,044)     (Yen)(992,364)        $(8,940)
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                       SIX-MONTH PERIOD ENDED SEPTEMBER 30

                                                                                                         Millions of
                                                                                                         U.S. dollars
                                                                          Millions of yen                  (Note 2)
                                                                ----------------------------------     ----------------
                                                                      2002               2003                2003
-----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt                      (Yen)  764,563     (Yen)  190,731           $ 1,718
   Payments for settlement of long-term debt                           (404,653)          (325,174)           (2,930)
   Dividends paid                                                       (40,336)           (39,831)             (359)
   Purchase and retirement of common stock                                 (190)              (162)               (1)
   Payments for acquisition of subsidiary's stocks from
     minority shareholders                                              (86,248)            (5,049)              (45)
   Net increase (decrease) in short-term borrowings and other           108,327           (184,060)           (1,658)
-----------------------------------------------------------------------------------------------------------------------

   Net cash provided by (used in) financing activities                  341,463           (363,545)           (3,275)
-----------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents              1,849                (67)               (1)
-----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                   (120,868)           148,396             1,337
Cash and cash equivalents at beginning of period                      1,319,185          1,313,066            11,829
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of period                       (Yen)1,198,317     (Yen)1,461,462           $13,166
=======================================================================================================================

Cash paid during the period for:
   Interest                                                      (Yen)   69,956     (Yen)   60,002           $   541
-----------------------------------------------------------------------------------------------------------------------

   Income taxes                                                  (Yen)  339,186     (Yen)  234,479           $ 2,112
-----------------------------------------------------------------------------------------------------------------------
Noncash investing and financing activities:
   Purchase of minority interests of consolidated subsidiaries
     through share exchanges                                     (Yen)       -      (Yen)      439           $     4
-----------------------------------------------------------------------------------------------------------------------

   Capital lease obligations incurred during the period          (Yen)  15,045      (Yen)    7,523           $    68
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

Pursuant to section 81 of "Regulation Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements" (Japanese Ministry of Finance Ordinance No. 24, 1999), the accompanying consolidated balance sheets at March 31 and September 30, 2003 and the consolidated statements of income, shareholders' equity and cash flows for the six months ended September 30, 2002 and 2003 of Nippon Telegraph and Telephone Corporation
(NTT) and its subsidiaries (NTT Group) have been prepared in accordance with accounting principles generally accepted in the United States of America.

(1)  Application of New Accounting Standards

Accounting for Asset Retirement Obligations

Effective April 1, 2003, NTT Group adopted Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing liabilities for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived assets.

NTT Group's asset retirement obligations subject to SFAS 143 primarily relate to those to restore leased land and buildings for NTT Group's telecommunications equipments to their original condition. However, as a result of investigating those obligations, NTT concluded that liabilities were immaterial in point of estimated fair value, or difficult to reliably measure at fair value since NTT believed that these telecommunications equipments were required to maintain its communications services for the foreseeable future and it was uncertain when those obligations should be discharged. In relation to the latter, NTT Group will recognize liabilities for those obligations at their fair value when the timing for discharging such obligations becomes reasonably estimable.

The adoption of SFAS 143 did not have a material impact on the results of operations or the financial position of NTT Group.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

Effective April 1, 2003, NTT Group adopted Statement of Financial Accounting Standards No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which updates and clarifies existing accounting pronouncements. Specifically, it rescinds Statement of Financial Accounting Standards No. 4 and No. 64, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the new statement, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses. SFAS 145 also amends Statement of Financial Accounting Standards No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The adoption of SFAS 145 did not have an impact on the results of operations or the financial position of NTT Group.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

NTT Group adopted Emerging Issue Task Force Issue No. 03-02 (EITF 03-02), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities." This provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should be affected. Additionally, EITF 03-02 requires that the resultant gain from the government subsidy which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, would be recognized as a gain at settlement. In June 2003, under the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Kosei-Nenkin-Kikin applied to the Japanese government for permission to be alleviated of the future obligation to disburse the benefits covering the substitutional portion, and in September 2003, the approval was granted. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer.

It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

Amendment of the Standard on Derivative Instruments and Hedging Activities

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS
133. Except for certain provisions, SFAS 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003, and to hedging relationships designated after June 30, 2003.

The adoption of SFAS 149 did not have an impact on the results of operations and financial position of NTT Group.

(2)  Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of NTT, its majority owned subsidiaries, and variable interest entities which have become consolidated in accordance with FASB Interpretations No. 46 (FIN 46). All significant intercompany transactions and accounts are eliminated in consolidation.

The half-year period of certain foreign subsidiaries ends on June 30 and any significant subsequent transactions for the period from July 1 to September 30 are reflected in the results of operations of NTT Group.

Investments in affiliated companies where NTT owns an aggregate of 20 to 50 percent, and/or if NTT exercises significant influence over the affiliated companies, are stated at cost plus equity in undistributed earnings. Investments with less than 20% ownership interest in various private companies whereby NTT Group does not have significant influence are recorded using the cost method of accounting.

Under Accounting Principles Board Opinion No. 18 (APB 18), "The Equity Method of Accounting for Investments in Common Stock," NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analyses. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

On occasion, a subsidiary may issue its shares to third parties at amounts per share in excess of or less than NTT's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from a change in interest are recorded in income for the period in which the change in interest transaction occurs.

Use of estimates -

The preparation of NTT's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition -

Revenue arising from voice transmission services, data transmission services, leased circuit services, and other transmission services are recognized at the time the said services are provided to customers.

Within revenue from mobile communications services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the expected term of the contracts with customers for each service, which ranges from approximately two years to seven years depending on the service. The related direct costs are deferred only to the extent of the upfront fee amount, and are amortized over the same periods.

Sales of telecommunication equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment primarily to agent resellers in accordance with EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which NTT Group adopted effective April 1, 2002. It is considered to have occurred when the agent resellers have taken the title to the product, and the risk and rewards of ownership have been substantially transferred. The adoption resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in the consolidated statements of income of (Yen)22,880 million (net of taxes of (Yen)25,852 million and minority interest of (Yen)12,836 million), related to the recognition of certain amounts of commissions paid to agent resellers, previously recognized as "Cost of services and equipment sold, and selling, general and administrative expenses" on the date of resale to the end user customers, as a reduction of equipment sales upon delivery of the equipment to the agent resellers.

Revenue from system integration projects is recognized upon completion of each project.

Provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable.

Cash and cash equivalents -

Cash in excess of daily requirements is invested in temporary cash equivalents mainly consisting of time deposits and marketable bonds of the Japanese Government, commercial paper and certificates of deposit purchased under agreements to resell, all of which are low-risk, short-term financial instruments readily convertible to known amounts of cash and having an original maturity of three months or less. Such instruments are deemed to be cash equivalents for the purpose of the consolidated statements of cash flows.

Foreign currency translation -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate current rates at the end of the period, and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (loss).

Foreign currency receivables and payables are translated at appropriate current rates at the end of the period and the resulting translation gains or losses are included in income currently.

NTT Group transacts limited business in foreign currencies. The effect of exchange rate fluctuations from the initial transaction date to the settlement date is recorded as "Other, net" in the consolidated statements of income.

Marketable securities -

Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income (loss), net of applicable taxes. Equity securities, whose fair values are not readily determinable, are carried at cost. NTT Group periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories -

Inventories consist of telecommunication equipment to be sold, projects in progress and materials and supplies. Telecommunication equipment to be sold and materials are stated at cost, not in excess of market value with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value with cost being determined as the accumulated production cost for contract items. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost (including contract price, direct labor charges and other related overhead), which is determined in accordance with applicable accounting regulations. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

        Telecommunications equipment......................  5 to 42 years
        Telecommunications service lines..................  10 to 27 years
        Buildings and structures..........................  3 to 75 years
        Machinery, vessels and tools......................  2 to 20 years

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest -

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets.

Accounting for impairment of long-lived assets -

Long-lived assets, including property, plant and equipment, software and certain other intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Goodwill and other intangible assets -

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT Group applies the provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), "Accounting for Goodwill and Intangible Assets," under which goodwill is not amortized, but tested for impairment on an annual basis and when indicators of impairment are present.

Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

Income taxes -

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the provision for income taxes is computed based on "Income (loss) before income taxes" included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, and of operating loss carryforwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Derivative financial instruments -

NTT Group uses several types of derivative financial instruments to manage foreign currency exchange rate and interest rate risks. NTT Group does not use derivative instruments for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards No. 133 (SFAS
133), "Accounting for Derivative Instruments and Hedging Activities," No. 138 (SFAS 138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," all derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in "Prepaid expenses and other current assets", "Other assets", "Current liabilities - Other" and "Long-term liabilities - Other" in the consolidated balance sheets. Classification of each derivative as current or non-current is based upon whether the maturity of each instrument is less than or greater than 12 months. Changes in fair value of derivative financial instruments are either recognized in income or shareholders' equity (as a component of accumulated other comprehensive income (loss)), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The fair values of forward exchange contracts, interest rate swap agreements, currency swap agreements are estimated based on the amounts NTT Group would receive or pay to terminate the contracts at each year end with discounted amounts of net future cash flows.

For derivatives classified as fair value hedges, changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

For derivatives classified as cash flow hedges, changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income (loss) and reclassified into earnings when the hedged transaction affects earnings.

From time to time, however, NTT Group may enter into derivatives that economically hedge certain of its risks, even though hedge accounting does not apply under SFAS 133. In these cases, changes in the fair values of these derivatives are recognized in current period earnings.

NTT Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, or cash flow hedges to (1) specific assets or liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. NTT Group also assesses (both at the hedge's inception and on an ongoing basis at least quarterly) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not highly effective as a hedge, NTT Group discontinues hedge accounting. The amounts representing hedges' ineffectiveness and the component of derivative instruments' gain or loss excluded from the assessment of hedge effectiveness are reported as "Other, net" in the consolidated statements of income.

Cash flows from financial instruments accounted for as hedges are classified in the consolidated statements of cash flows under the same category as the items being hedged.

Net income per share -

Basic net income per share is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

Distribution of common stock -

On occasion, NTT may make a free distribution of common stock, which is accounted for by a transfer from additional paid-in capital to the common stock account. Under the Japanese Commercial Code, a stock dividend can be affected by an appropriation of retained earnings to the common stock account by a resolution of the general shareholders' meeting and the free share distribution with respect to the amount as appropriated by a resolution of the board of directors' meeting.

Comprehensive income -

Comprehensive income is defined in Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," as a total change in shareholders' equity, excluding capital transactions. NTT Group's comprehensive income comprises net income plus other comprehensive income (loss) representing changes in foreign currency translations adjustments, unrealized gains/losses on securities, minimum pension liability adjustments and unrealized gains/losses on derivative instruments. NTT Group has elected to disclose comprehensive income in the consolidated statements of shareholders' equity.

Variable interest entities (VIEs) -

Effective April 1, 2003, NTT Group adopted FIN 46, including the VIEs in which NTT Group holds variable interests acquired before February 1, 2003. In accordance with this Interpretation, an entity with assets totaling approximately (Yen)25 billion ($225 million), established to develop real estate for rental, and entities with assets totaling approximately (Yen)30 billion ($270 million), established to lease certain systems, etc., for all the purpose of asset liquidation, are recognized as the VIEs in which NTT Group holds variable interests as the primary beneficiary, so they have become newly consolidated for the six months ended September 30, 2003. Beyond the VIEs in which NTT Group holds variable interests as the primary beneficiary above, an entity with assets totaling approximately (Yen)41 billion ($369 million), established for the purpose of carrying out a project developing real estate for rental, is recognized as the VIE in which NTT Group holds significant variable interest, and NTT Group accounts for its preferential interest in the VIE of
(Yen)5 billion ($45 million) in the same manner as the equity method. If NTT Group should default on its obligations with respect to its involvement in the VIE, its maximum exposure to loss over the amount of the preferential interest would be approximately (Yen)16 billion ($144 million).

Recent pronouncements -

In November 2002, EITF reached a consensus on Issue No. 00-21 (EITF 00-21), "Accounting for Revenue Arrangements with Multiple Deliverables." This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in interim or annual periods beginning after June 15, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. NTT is in the process of determining the impact, if any, that the adoption of EITF 00-21 will have on its results of operations and financial position.

In May 2003, FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), "Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity." SFAS 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. NTT is in the process of determining the impact, if any, that the adoption of SFAS 150 will have on its results of operations and financial position.

Reclassifications -

Certain items for prior consolidated financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2003.

2. U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of (Yen)111 = US$1, the approximate current rate at September 30, 2003, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3. Investments in affiliated companies:

Pursuant to APB 18, as a result of the impairment write-down of investments in affiliates, the following write-downs were included in "Equity in earnings (losses) of affiliated companies" in the consolidated statement of income for the six months ended September 30, 2002.

                                               2002
                                        -------------------
                                          Millions of yen
   --------------------------------------------------------

   AT&T Wireless Services, Inc.           (Yen)167,584
   Hutchison 3G UK Holdings Limited       (Yen) 72,233
   KPN Mobile N.V. (KPNM)                 (Yen) 67,949
   ========================================================

For the year ended March 31, 2003, ownership interest in KPNM of NTT DoCoMo, Inc. (NTT DoCoMo), a subsidiary of NTT, decreased and NTT DoCoMo lost certain of its minority shareholder' rights, including supervisory board representation. As a result, NTT DoCoMo no longer had the ability to exercise significant influence over KPNM and ceased to account for its investment in KPNM using the equity method.

4. Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31 and September 30, 2003, are as follows:

                                                  Millions of yen
                            -----------------------------------------------------------
                                                   March 31, 2003
                            -----------------------------------------------------------
                                               Gross          Gross
                                Carrying     unrealized     unrealized
                                amounts        gains          losses       Fair value
   ------------------------------------------------------------------------------------
   Available-for-sale:
      Equity securities     (Yen) 72,037   (Yen)7,641     (Yen)13,430    (Yen) 66,248
      Debt securities              1,171          181               -           1,352
   Held-to-maturity:
      Debt securities             37,189          620             143          37,666
   ------------------------------------------------------------------------------------

              Total         (Yen)110,397   (Yen)8,442     (Yen)13,573    (Yen)105,266
   ====================================================================================

                                                     Millions of yen
                            -------------------------------------------------------------------
                                                    September 30, 2003
                            -------------------------------------------------------------------
                                                  Gross            Gross
                               Carrying        unrealized        unrealized
                               amounts            gains            losses         Fair value
   --------------------------------------------------------------------------------------------
   Available-for-sale:
      Equity securities      (Yen) 69,463       (Yen)40,602       (Yen)7,480     (Yen)102,585
      Debt securities                 186                33                -              219
   Held-to-maturity:
      Debt securities              33,784               303               45           34,042
   --------------------------------------------------------------------------------------------

              Total          (Yen)103,433       (Yen)40,938       (Yen)7,525     (Yen)136,846
   ============================================================================================

                                                 Millions of U.S. dollars
                            -------------------------------------------------------------------
                                                    September 30, 2003
                            -------------------------------------------------------------------
                                                  Gross            Gross
                               Carrying        unrealized        unrealized
                               amounts            gains            losses         Fair value
   --------------------------------------------------------------------------------------------
   Available-for-sale:
      Equity securities              $626              $366              $68           $  924
      Debt securities                   2                 0                -                2
   Held-to-maturity:
      Debt securities                 304                 3                0              307
   --------------------------------------------------------------------------------------------

             Total                   $932              $369              $68           $1,233
   ============================================================================================

Proceeds, gross realized gains and losses from sales of available-for-sale securities for the six months ended September 30, 2002 and 2003 are as follows:

                                   Millions of              Millions of               Millions of
                                       yen                       yen                 U.S. dollars
                               -------------------      -------------------       ------------------
                                  September 30,            September 30,             September 30,
                                      2002                     2003                      2003
   ---------------------------------------------------------------------------------------------------
   Proceeds                        (Yen)7,367               (Yen)3,041                       $27
   Gross realized gain             (Yen)  693               (Yen)  499                       $ 4
   Gross realized loss             (Yen)1,460               (Yen)   86                       $ 1
   ===================================================================================================

Maturities of debt securities classified as held-to-maturity at March 31 and September 30, 2003 are as follows:

                                 Millions of                    Millions of              Millions of
                                     yen                            yen                  U.S. dollars
                        ---------------------------    --------------------------   ---------------------
                                  March 31,                    September 30,             September 30,
                                    2003                           2003                      2003
---------------------------------------------------------------------------------------------------------
                          Carrying         Fair         Carrying         Fair        Carrying      Fair
                           amounts         value         amounts         value        amounts      value
---------------------------------------------------------------------------------------------------------
Due within 1 year        (Yen)11,104    (Yen)11,338    (Yen)12,543    (Yen)12,617        $113        $114
Due after 1 year              21,585         21,935         15,217         15,428         137         139
  through 5 years
Due after 5 years              4,500          4,393          6,024          5,997          54          54
  through 10 years
Due after 10 years                 -              -              -              -           -           -
---------------------------------------------------------------------------------------------------------

     Total               (Yen)37,189    (Yen)37,666    (Yen)33,784    (Yen)34,042        $304        $307
=========================================================================================================

5. Goodwill and other intangible assets:

In accordance with SFAS 142, an impairment test was conducted with respect to the goodwill and other intangible assets of Verio Inc., a reporting unit in the long distance communications and international services segment, based on that company's business plan amid the business environment, as a result of which an impairment write-down was made for the six months ended September 30, 2002. In consequence, a loss of (Yen)36,941 million was recorded in "Write-down of goodwill and other intangible assets" in the consolidated statement of income for the six months ended September 30, 2002. The fair value of that reporting unit was determined based on their discounted cash flows.

On November 1, 2002, NTT DoCoMo purchased all the remaining minority interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned. In accordance therewith, NTT recorded goodwill of
(Yen)127,884 million in the year ended March 31, 2003, which is all related to the wireless services segment.

6. Income taxes:

NTT adopted the consolidated tax return system from the year ended March 31, 2003 in accordance with changes in Japanese tax legislation. On the application of the consolidated tax return system, the amount of income tax is calculated by totaling the taxable income of NTT and its wholly owned subsidiaries. In addition, the recoverability of deferred tax assets relating to income tax will be assessed on the total amounts of the future estimated taxable income of NTT and its wholly owned subsidiaries. As of September 30, 2003, NTT had 172 wholly owned subsidiaries in Japan, including Nippon Telegraph and Telephone East Corporation (NTT East), Nippon Telegraph and Telephone West Corporation (NTT
West) and NTT Communications Corporation (NTT Communications).

On March 31, 2003, the Law to Partially Revise the Local Tax Law was promulgated, which will introduce the pro forma standard taxation system on April 1, 2004, for one-fourth of the corporate enterprise tax assessed on income where the tax is determined by a value-added assessment rate applied to wages paid and by a capital assessment rate applied to capital. As a result of the decrease in the effective tax rate used in deferred tax expenses, when compared with the effective tax rate applied before this revision, net deferred tax assets decreased approximately (Yen)56,000 million on March 31, 2003.

7. Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. This financial information is used by NTT Group's management to make decisions on the allocation of management resources and to evaluate business performance.

The regional communications services segment principally comprises revenues from voice transmission services, data transmission services, leased circuit services, sales of telecommunications equipment, and other operating revenues.

The long distance communications and international services segment principally comprises revenues from voice transmission services, data transmission services, leased circuit services, sales of telecommunications equipment, and other operating revenues.

The wireless services segment principally comprises revenues from voice transmission services, data transmission services, sales of telecommunications equipment, and other operating revenues.

The data communication services segment principally comprises revenues from system integration services.

The other services segment principally comprises operating revenues from such activities as building-maintenance, real-estate rental, systems development, leasing, and research and development.

Reflecting its business, NTT Group continuously reviews its management model and structure, which may result in adjustments to its operating segments in the future.

Business segments -

Sales and operating revenue:

                                                    Millions of        Millions of      Millions of
                                                        yen                yen         U.S. dollars
                                                   --------------    ------------------------------
 For the six months
  ended September 30                                    2002                     2003
---------------------------------------------------------------------------------------------------
    Regional communications services -
       Customers                                   (Yen)2,046,207    (Yen)1,969,358    $     17,742
       Intersegment                                       350,350           340,230           3,065
---------------------------------------------------------------------------------------------------
       Total                                            2,396,557         2,309,588          20,807

    Long distance communications and
       international services -
       Customers                                          536,638           511,092           4,604
       Intersegment                                        82,394            66,938             603
---------------------------------------------------------------------------------------------------
       Total                                              619,032           578,030           5,207

    Wireless services -
       Customers                                        2,373,034         2,522,901          22,729
       Intersegment                                        11,230            13,044             117
---------------------------------------------------------------------------------------------------
       Total                                            2,384,264         2,535,945          22,846

    Data communication services -
       Customers                                          294,518           300,545           2,708
       Intersegment                                        84,579            46,732             421
---------------------------------------------------------------------------------------------------
       Total                                              379,097           347,277           3,129

    Other -
       Customers                                          117,094           108,528             977
       Intersegment                                       498,070           444,848           4,008
---------------------------------------------------------------------------------------------------
       Total                                              615,164           553,376           4,985
    Elimination                                        (1,026,623)         (911,792)         (8,214)
---------------------------------------------------------------------------------------------------

    Consolidated total                             (Yen)5,367,491    (Yen)5,412,424    $     48,760
===================================================================================================

Segment profit or loss:

                                                    Millions of        Millions of      Millions of
                                                        yen                yen         U.S. dollars
                                                   --------------    ------------------------------
 For the six months
    ended September 30                                  2002                      2003
---------------------------------------------------------------------------------------------------

Operating income (loss):
   Regional communications services                   (Yen)90,446      (Yen)138,681    $      1,249
   Long distance communications and
     international services                                 7,886            55,288             498
   Wireless services                                      639,983           590,107           5,316
   Data Communication services                             27,818             6,968              63
   Other                                                   24,428            21,504             194
---------------------------------------------------------------------------------------------------
       Total                                              790,561           812,548           7,320
    Elimination                                            32,690            24,097             217
---------------------------------------------------------------------------------------------------
Consolidated operating income                        (Yen)823,251      (Yen)836,645    $      7,537
===================================================================================================

Intersegment transactions are made at arms-length prices. Operating income represents operating revenues less operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sale or operating revenue from transactions with a single external customer amounting to 10 percent or more of total operating revenues for the six months ended September 30, 2002 and 2003.

8. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income in the consolidated financial statements for the six months ended September 30, 2002 and 2003 were (Yen)167,736 million and
(Yen)155,604 million ($1,402 million), respectively.

9. Repurchase by a subsidiary of its own shares:

In September 2003, NTT DoCoMo repurchased 716,558 shares of its common stock for
(Yen)194,904 million ($1,756 million) through a tender offer and NTT sold 698,000 shares to NTT DoCoMo at that time. As a result, NTT's holding ratio in NTT DoCoMo decreased by 0.5 percent to 62.5 percent. The transaction was recognized as the partial disposition of its interest in NTT DoCoMo and the resulting change of interest of (Yen)49,269 million ($444 million) was recorded as a gain on sales of subsidiary stock for the six months ended September 30, 2003.

From November to December 2003, NTT DoCoMo repurchased 424,228 shares of its common stock for (Yen)99,999 million ($901 million) in the stock market and NTT sold no shares to NTT DoCoMo at the transaction. As a result, NTT's holding ratio in NTT DoCoMo increased by 0.5 percent to 63.0 percent. The transaction is recognized as the purchase of additional interest in NTT DoCoMo and the resulting change of interest will be recorded as goodwill for the year ending March 31, 2004.


10. Financial instruments:

Derivative instruments and hedging activities -

In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward foreign exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk Management -

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Interest Rate Risk Management -

NTT Group's exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt. These instruments are executed with creditworthy financial institutions.

Fair Value Hedge -

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized in income currently. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the six months ended September 30, 2003. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge -

The derivatives designated as cash flow hedges include forward foreign exchange contracts, currency swap agreements and interest rate swap agreements. NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group's strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows of the hedged transaction. For the six months ended September 30, 2003, these cash flow hedges were effective and the amount that representing hedges' ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges.

Fair value of financial instruments -

The table below shows the notional principal amounts, carrying amounts and fair values of those derivative financial instruments at March 31 and September 30, 2003:


                                                                    Millions of yen
                                      ------------------------------------------------------------------
                                                                     March 31, 2003
--------------------------------------------------------------------------------------------------------
                                                Notional
                                               principal               Carrying
                                                amounts                 amounts               Fair value
--------------------------------------------------------------------------------------------------------
Forward exchange contracts                   (Yen) 61,583            (Yen)3,378               (Yen)3,378
Interest rate swap and currency swap
  agreements                                      726,901                 1,663                    1,663
--------------------------------------------------------------------------------------------------------
Total                                        (Yen)788,484            (Yen)5,041               (Yen)5,041
========================================================================================================

                                                                    Millions of yen
                                      ------------------------------------------------------------------
                                                                   September 30, 2003
--------------------------------------------------------------------------------------------------------
                                                Notional
                                               principal               Carrying
                                                amounts                 amounts               Fair value
--------------------------------------------------------------------------------------------------------

Forward exchange contracts                   (Yen) 61,480           (Yen) 2,454             (Yen) 2,454
Interest rate swap and currency swap
  agreements                                      695,485               (10,566)                (10,566)
--------------------------------------------------------------------------------------------------------
Total                                        (Yen)756,965           (Yen)(8,112)            (Yen)(8,112)
========================================================================================================

                                                                Millions of U.S. dollars
                                      ------------------------------------------------------------------
                                                                   September 30, 2003
--------------------------------------------------------------------------------------------------------
                                                Notional
                                               principal               Carrying
                                                amounts                 amounts               Fair value
--------------------------------------------------------------------------------------------------------
Forward exchange contracts                        $  554                 $ 22                   $   22
Interest rate swap and currency swap
  agreements                                       6,266                  (95)                     (95)
--------------------------------------------------------------------------------------------------------
Total                                             $6,820                 $(73)                  $  (73)
========================================================================================================

Concentrations of credit risk -

NTT Group does not have any significant concentration of business transacted with an individual counter party or groups of counter parties that could, if suddenly eliminated, severely impact its operations at September 30, 2003.

11. Contingent liabilities:

Contingent liabilities as of September 30, 2003 for loans guaranteed amounted to
(Yen)25,554 million ($230 million). The principal components of this total were a (Yen)5,133 million ($46 million) guarantee for borrowings by NTTL CAYMAN, LTD., a subsidiary of NTT, and a (Yen)14,920 million ($134 million) guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co., Ltd, an affiliate of NTT.

At September 30, 2003, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT's consolidated financial position or results of operations.

12. Pledged assets:

As of March 31 and September 30, 2003, respectively, in compliance with the provisions of Article 9 of the Law Concerning the Nippon Telegraph and Telephone Corporation, Etc., total assets are pledged as general collateral for corporate bonds. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision of the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT, jointly and severally with NTT East, NTT West, and NTT Communications, has assumed the obligations of corporate bonds issued up to and including June 30, 1999, and the aggregate total of the assets of the four companies have been pledged as general collateral for the said bonds.

On December 12, 2002, pursuant to a syndicated loan agreement that Hutchison Telephone Company Limited (HTCL) had entered into with financial institutions, NTT DoCoMo pledged as collateral certain of HTCL shares owned by NTT DoCoMo. The summary of the share pledge is as follows:

(1) Total number of shares pledged            4,793 (3.8% of the total number of
                                              outstanding shares of HTCL)

(2) Carrying value of shares pledged          (Yen)7,629 million

(3) Period of pledge                          Until full repayment (Scheduled on
                                              March 31, 2007)

(4) Enforcement of security                   In case of default defined in the
                                              loan agreement

These shares are included in "Investments in affiliated companies" on the consolidated balance sheets.

13. Per share information:

Basic and diluted net income per share is as follows:

For the six months
 Ended September 30                                        2002                         2003
----------------------------------------------------------------------------------------------------------
Weighted  average  number  of shares of common
stock issued and outstanding
(Basic and diluted)                                      16,134,230           15,932,306

Basic and diluted net income per share                (Yen)2,055.01       (Yen)24,075.17           $216.89
==========================================================================================================

NTT has issued no securities that have a dilution effect. Therefore, there is no disparity between basic net income per share and diluted net income per share.

14. Subsequent events:

Based on a resolution of the 18th ordinary general meeting of shareholders, through October to December 2003, the following acquisitions of treasury stock were performed.

     Type of shares acquired              Common stock
     Number of shares acquired            190,460 shares
     Total share acquisition price        (Yen)99,999 million ($901 million)
     Acquisition method                   Purchased in the stock market

On October 7, 2003, the board of directors of NTT DoCoMo agreed with a plan by KG Telecommunications Co., LTD (KGT), an affiliate of NTT DoCoMo, to enter into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd. (FET), a mobile operator in Taiwan, by which KGT will become a wholly owned subsidiary of FET through a two-step transaction. KGT and FET entered into the agreement on the same day. Simultaneously, NTT DoCoMo signed a memorandum of understanding with FET to collaborate on the promotion of third-generation (3G) mobile phone business and "i-mode" business in Taiwan.

In the first step of the transaction under the stock purchase agreement, KGT will merge into a newly established subsidiary of FET. NTT expects to cease the equity method of accounting for its investment in KGT at that time. The first step is expected to be completed around January 2004. Upon completion of the entire transaction, which is expected around March 2004, the former shareholders of KGT will receive 0.46332 FET shares plus NT$6.72 in cash for each KGT share they own. Accordingly, NTT DoCoMo will become a 4.9% shareholder of FET, and will receive approximately NT$2.5 billion in cash.